Exhibit 99.1

Form 51 – 102F3

Material Change Report

1.
Name and Address of Company

TFI International Inc.

8801 Trans-Canada Hwy

Suite 500

Saint-Laurent, Québec H4S 1Z6

2.
Date of Material Change

April 1, 2024.

3.
News Release

TFI International Inc. (“TFI International”) issued a news release with respect to the material change described below on April 1, 2024 via GlobeNewswire.

4.
Summary of Material Change

TFI International closed on the acquisition of Daseke, Inc. (NASDAQ: DSKE) (“Daseke”), one of the leading flatbed and specialized transportation and logistics companies in North America, for US $8.30 in cash per common share.

5.
Full Description of Material Change
5.1.
Full Description of Material Change

TFI International closed on the acquisition of Daseke (NASDAQ: DSKE), one of the leading flatbed and specialized transportation and logistics companies in North America, for US $8.30 in cash per common share. The total enterprise value of the transaction is approximately US $1.1 billion, including the merger consideration for the common stock, redemption of Daseke’s Series B preferred stock, payoff or assumption of Daseke’s Series A preferred stock and outstanding debt, net of cash, and estimated transaction fees and expenses.

5.2.
Disclosure for Restructuring Transactions

Not applicable.

6.
Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.
Omitted Information

Not applicable.

8.
Executive Officer

The executive officer who can answer questions regarding this report is Mr. Alain Bédard, Chairman, President and Chief Executive Officer of TFI International. Mr. Bédard can be reached at (647) 729 4079.

9.
Date of Report

April 2, 2024.